

July 3, 2012

Via E-mail
Amir Gal-Or
Co-Chief Executive Officer, Co-President and Co-Chairman
Infinity Cross Border Acquisition Corporation
c/o Infinity-C.S.V.C. Management Ltd.
3 Azrieli Center (Triangle Tower)
42nd Floor, Tel Aviv, Israel 67023

> **Re: Infinity Cross Border Acquisition Corporation**
> **Amendment No. 9 to Form S-1 on Form F-1**
> **Filed June 28, 2012**
> **File No. 333-173575**

Dear Mr. Gal-Or:

We have reviewed your responses to the comments in our letter dated June 27, 2012 and have the following additional comment.

General

1. We reissue comment 2 from our letter dated June 27, 2012. Your disclosure states that the purchases under the plan to purchase up to 40% of the public warrants by your sponsors at $0.40 per public warrant could result in the warrants having an artificially high price in the post-offering marketplace.   This could still result in liability for recklessness under Exchange Act Rule 10b-5. What efforts will the company make to try to avoid such a result? For instance, will the company monitor the broker's activities, or otherwise monitor the stock's price while repurchases are being effected.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Stuart Neuhauser, Esq.